UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 8, 2015

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

Green Square-Bâtiment D

80/84 rue des Meuniers

92220 Bagneux France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒ Form 20-F             ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated June 4, 2015.

99.2	Press Release dated June 8, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: June 8, 2015	By:	/s/ David Schilansky
		Name:	David Schilansky
		Title:	Chief Operating Officer

Exhibit 99.1

Press Release

Bagneux, France, June 4, 2015

DBV Technologies Announces EMA Paediatric Committee (PDCO) positive opinion on the Paediatric Investigation Plan for Viaskin® Peanut for the Treatment of Peanut Allergic Children

Acceptance of this Paediatric Investigation Plan (PIP) paves the way for the potential submission of a Marketing Authorization Application (MAA) in Europe following completion of the Viaskin® Peanut Phase III program

DBV Technologies, (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, announced today that the Pediatric Committee (PDCO) of the European Medicines Agency (EMA) adopted a positive opinion agreeing the company’s PIP for Viaskin® Peanut.

As part of the regulatory process for the registration of new medicines in Europe, pharmaceutical companies are required to provide a PIP outlining their strategy for investigation of the new medicinal product in pediatric population. An accepted PIP is a prerequisite for the filing for marketing authorization for any new medicinal product in Europe.

DBV Technologies’ PIP provides a comprehensive clinical development plan for Viaskin® Peanut in pediatric population from 1 to 17 years of age, in particular the features of the phase III program in children. The positive opinion on the Company’s PIP already takes into account the statistically significant Phase IIb trial results with Viaskin Peanut. The Viaskin® Peanut Efficacy and Safety trial, or VIPES, is a Phase IIb study demonstrating that Viaskin Peanut 250µg improved the peanut allergy disease in children. Available safety data from past and ongoing studies with Viaskin Peanut demonstrate a robust safety profile in children, adolescents and adults.

Dr. Pierre-Henri Benhamou, M.D., Chairman and CEO of DBV Technologies said: “This PIP acceptance is the first regulatory milestone in Europe for Viaskin Peanut, and we are thrilled to see that our clinical program continues to move forward.” Dr. Benhamou continued, “We are now well positioned to focus on the launch of our Viaskin Peanut Phase III trial in children.”

About Viaskin® Peanut

DBV is developing the Viaskin® technology platform, which delivers biologically active compounds, including allergens, via intact skin. Viaskin® is an electrostatic patch, based on Epicutaneous Immunotherapy, or EPIT®, which administers an allergen directly onto the superficial layers of the skin to activate the immune system by specifically targeting antigen-presenting cells without allowing passage of the antigen into the bloodstream.

Viaskin® Peanut is currently being investigated in clinical trials for treatment of peanut allergy.

About the VIPES Clinical Trial

VIPES is a completed Phase IIb, double-blind placebo-controlled safety and efficacy study of Viaskin Peanut at 3 dose-levels (50 µg, 100 µg, 250 µg peanut protein) versus placebo for 12 months in an adult and pediatric populations of 221 subjects aged 6-55 years in 2 age strata (113 children aged 6-11 years, 108 adolescents and adults). A treatment responder was defined as a subject with a peanut protein eliciting dose equal to or greater than 1,000 mg peanut protein based on the results of the double blind, placebo controlled peanut challenge after 12 months of treatment or a subject with a ≥10-fold increase of the eliciting dose at 12 months, compared to the initial eliciting dose. The trial met its primary efficacy endpoint at the highest explored dose (Viaskin Peanut 250 µg), which showed a higher proportion of responding patients (50.0%) versus placebo (25.0%) after 12 months of Epicutaneous Immunotherapy (EPIT); this difference reached statistical significance (p=0.0108). Overall, Viaskin Peanut 250 µg showed better results than Viaskin Peanut 100 µg or 50 µg.

About DBV Technologies

DBV Technologies is developing Viaskin®, an innovative new approach to the treatment of allergies – a major public health issue that has been increasing in prevalence. DBV Technologies, incorporated in France in 2002, has developed a proprietary, patented technology for administering an allergen to intact skin while avoiding transfer to the blood, and thus lowering the risk of a systemic, allergic reaction in the event of accidental exposure. DBV Technologies is focusing on food allergies, including milk and peanut, for which there are currently no effective treatments. DBV Technologies has designed two products candidates: Viaskin® Peanut and Viaskin® Milk. The clinical development program for Viaskin® Peanut has received Fast Track designation and Breakthrough Therapy designation from the U.S. Food and Drug Administration.

DBV Technologies shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345) and on the Nasdaq Stock Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Forward Looking Statements

This press release contains forward-looking statements, including statements about the potential safety and efficacy of Epicutenaous Immunotherapy (EPIT) via Viaskin® Peanut and the regulatory pathways afforded by Breakthrough Therapy designation granted by the U.S. Food and Drug Administration or by the acceptance of the Paediatric Investigation Plan by the European Medicines Agency, which do not change the standards for approval and are not a guarantee of success. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. The Company’s product candidates have not been approved for sale in any jurisdiction. Among the factors that could cause actual results to differ materially from those described or projected herein are uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contacts

Nathalie Donne Director, Corporate Communication & Business Development Tél. : +33(0)1 55 42 78 72 nathalie.donne@dbv-technologies.com	Susanna Mesa VP Finance, US Investor Relations & Strategy Tél. : +1 917-346-3447 susanna.mesa@dbv-technologies.com

DBV Technologies Media Contacts

Marion Janic Rooney & Associates Tél. : +1-212-223-4017 mjanic@rooneyco.com

Exhibit 99.2

Press Release

Bagneux, France, June 8, 2015

DBV Technologies Presents Clinical and Scientific Data at the EAACI Congress

Data presented on VIPES continues to show strong treatment effect and clear dose response

New Preclinical research data characterizes additional mechanistic features of Epicutaneous Immunotherapy (EPIT®)

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, today announced that it has presented and will present clinical and scientific data on EPIT® for the treatment of food allergies at the 2015 European Academy of Allergy & Clinical Immunology (EAACI) Congress in Barcelona, Spain, that is being held from June 6-10. Specifically, investigators conducting the company’s VIPES study presented additional post-hoc results from this Phase IIb trial for the treatment of peanut allergy, which showed that increasing the stringency of the responder definition led to a clear treatment dose-response versus placebo in both the study’s population and in the children’s subgroup. New scientific data also supports the use of EPIT® in the treatment of food allergies versus oral (OIT) and sublingual (SLIT) immunotherapy. The company remains on track to start its Phase III trial in peanut allergic children, the PEPITES (Peanut EPIT Efficacy and Safety study) study, in late 2015.

“We strive to better understand and characterize EPIT®’s unique mechanism of action while building a robust research and development program. Last October, we reported positive efficacy and safety results in the largest peanut allergy trial ever conducted and we continue to show promising preclinical data supporting the use of EPIT® in food allergies” said Dr. Pierre-Henri Benhamou, Chairman & CEO of DBV Technologies. He continued, “Food allergy is an area of high unmet need, and we continue to make progress towards finding a treatment that can improve patients’ ability to manage their disease.”

Clinical Data Highlights

Dr. Christophe Dupont from Necker hospital, Paris, France, and Dr. Hugh Sampson from the Mount Sinai Hospital in New York, NY, USA presented results that continue to support the efficacy and safety profile of Viaskin® Peanut for the treatment of peanut allergy. Results of the company’s Phase IIb trial in peanut allergic patients, the VIPES study, were previously presented at the 2015 American Academy of Allergy, Asthma & Immunology (AAAAI) Annual Meeting. In VIPES, 221 patients were randomized to Viaskin® Peanut doses of 50 µg, 100 µg, or 250 µg, or to placebo. The primary efficacy endpoint, measured after 12 months of treatment, was the proportion of responders with a peanut eliciting dose 10-fold greater than baseline or achievement of a post-treatment eliciting dose of at least 1,000 mg peanut protein. The primary efficacy endpoint was met at a dose of 250 µg, with 50.0% responders vs 25.0% with placebo, p=0.0108. Children in this arm (6-11 years) exhibited statistically significant efficacy with 53.6% responders vs 19.4% for placebo, p=0.0076.

New data presented by Drs. Dupont and Sampson also emphasized Viaskin® Peanut’s clinical relevance and magnitude of treatment effect, which was observed in VIPES. A post-hoc analysis showed that increasing the stringency of the responder definition lead to a clear treatment dose-response versus placebo in both the study’s population and in the children’s subgroup. Using the more stringent definition, results show that 50% of children were able to achieve a post-treatment eliciting dose of at least 300 mg of peanut protein after 12 months of treatment versus 12.9% in the placebo arm (p=0.0039). According to Dr. Dupont, in patients reacting to very low amount of peanut at baseline, the threshold dose of 300 mg peanut protein is clinically relevant as reaching this level significantly reduces the risk of allergic reactions against potential peanut traces in commercial processed foods.

Scientific Presentations Highlights

Dr. Lucie Mondoulet, DBV’s Deputy Chief Scientific Officer, presented data on EPIT®’s scientific profile. During an oral presentation, Dr. Mondoulet demonstrated that early treatment with EPIT® prevents sensitization and anaphylaxis to additional allergens via a Tregs-mediated mechanism, with EPIT®-induced Foxp3+ Tregs playing a key role in conferring this protection. The iterative sensitization mice model presented by Dr. Mondoulet, which mimics the ‘allergic march’, supports the company’s belief that early treatment with Viaskin® may prevent the development of subsequent allergic diseases. Dr. Mondoulet also highlighted that the prolonged and continuous skin exposure to an allergen through EPIT® leads to sustained epigenetic modifications of the DNA expression of Th2 (down regulation) and Treg (up regulation) transcription factors. This trait of EPIT®-induced immunomodulation may explain the tolerance induction due to Viaskin® that has been observed in previous preclinical models.

In a poster titled “Larger homing receptor expression on Tregs suggests increased efficacy of epicutaneous compared to oral or sublingual immunotherapy for the treatment of food allergy,” Dr. Vincent Dioszeghy, Researcher at DBV, showed that EPIT® induced more Tregs than OIT or SLIT, as well as inducing a larger repertoire of gut homing receptors. The increase in gut homing receptor CCR9 and in Th2 homing receptor CCR8 in these EPIT®-induced Tregs suggests a wider range of action for EPIT® over SLIT and OIT during food allergy desensitization.

Summary of Corporate Satellite Symposium

In addition to data presented during the EAACI congress, DBV hosted its first Corporate Satellite Symposium chaired by Drs. Dupont and Sampson. During this meeting, the chairmen presented the key features and data of EPIT®. In addition, Dr. Spergel of the Children Hospital of Philadelphia, presented an anticipated a proof of concept clinical trial in children suffering from milk-induced Eosinophilic Esophagitis (EoE) who will be treated with Viaskin® Milk, which is scheduled to start before the end of 2015. The symposium was webcasted live, and a replay is available on DBV’s website.

About DBV Technologies

DBV Technologies is developing Viaskin®, an innovative new approach to the treatment of allergies – a major public health issue that has been increasing in prevalence. DBV Technologies, incorporated in France in 2002, has developed a proprietary, patented technology for administering an allergen to intact skin while avoiding transfer to the blood, and thus lowering the risk of a systemic, allergic reaction in the event of accidental exposure. DBV Technologies is focusing on food allergies, including milk and peanut, for which there are currently no effective treatments. DBV Technologies has designed two products candidates: Viaskin® Peanut and Viaskin® Milk. The clinical development program for Viaskin® Peanut has received Fast Track designation and Breakthrough Therapy designation from the U.S. Food and Drug Administration.

DBV Technologies shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345) and on the Nasdaq Stock Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Forward Looking Statements

This press release contains forward-looking statements, including statements about the potential safety and efficacy of Epicutenaous Immunotherapy (EPIT®) via Viaskin® Peanut and the regulatory pathway afforded by Breakthrough Therapy designation by the U.S. Food and Drug Administration, which does not change the standards for approval and is not a guarantee of success. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. The Company’s product candidates have not been approved for sale in any jurisdiction. Among the factors that could cause actual results to differ materially from those described or projected herein are uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contacts

Nathalie Donne Director, Corporate Communication & Business Development Tél. : +33(0)1 55 42 78 72 nathalie.donne@dbv-technologies.com	Susanna Mesa VP Finance, US Investor Relations & Strategy Tél. : +1 917-346-3447 susanna.mesa@dbv-technologies.com

DBV Technologies Media Contacts

Marion Janic Rooney & Associates Tél. : +1-212-223-4017 mjanic@rooneyco.com